Rainchief Energy Inc.

September 30, 2010
(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial
Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2010 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Bradley J. Moynes”
Bradley J. Moynes
President & Director

“J. Robert Moynes”
J. Robert Moynes
Director

RAINCHIEF ENERGY INC.
Unaudited Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September	December
	30,	31,
	2010	2009
	$	$
ASSETS

CURRENT
Cash	2,213	-
GST Recoverable	6,464	13,843

	8,677	13,843

Property and Equipment (Note 3)	360	441
	-	-
	9,037	14,284

LIABILITIES

CURRENT
Bank Overdraft	-	10,986
Accounts Payable and Accrued Liabilities	141,971	179,633
Due to Related Parties (Note 6)	14,625	91,810

	156,596	282,429

SHAREHOLDERS' DEFICIENCY

Share Capital (Note 7(b))	2,521,643	2,241,445
Share Subscription Advance (Note 7(c))	-	5,384
Contributed Surplus	366,788	366,788
Accumulated Other Comprehensive Income	-	-
Deficit	(3,035,990)	(2,881,762)

	(147,559)	(268,145)

	9,037	14,284

Nature and Continuance of Operations (Note 1)
Subsequent Events (Note 11)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“J. Robert Moynes”
Bradley J. Moynes, Director	J. Robert Moynes, Director

The accompanying notes are an integral part of these interim consolidated financial statements

RAINCHIEF ENERGY INC.
Unaudited Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

SALES	-	1,384	-	3,838

COST OF SALES	-	2,351	-	3,241

GROSS PROFIT (LOSS)	-	(967)	-	597

EXPENSES
Accounting, Audit and Legal	11,650	4,079	50,079	61,491
Advertising and Promotion	-	(2,841)	-	-
Amortization	27	64	81	191
Consulting	18,000	(4,147)	88,069	43,488
Filing and Transfer Agent Fees	786	1,537	12,754	3,370
Interest and Bank Charges	-	1,092	18	2,594
Management Fees (Note 6)	-	32,997	-	105,345
Office and Telephone	396	2,038	1,503	8,157
Inventory adjustments	-	-	-	650
Office and Warehouse Rent	300	2,456	700	10,010
Travel and Automobile	-	119	-	1,603
Investor relations expense	-	(250)	-	76,976
Stock based compensation	-	-	-	197,297
Net (gain) on sale of subsidiaries	-	(114,962)	-	(114,962)

	31,159	(73,671)	153,204	399,107

LOSS (PROFIT) BEFORE OTHER ITEMS	31,159	(72,704)	153,204	398,510

Foreign Exchange (Gain)Loss	(177)	(594)	1,024	(4,174)
Contingent Loss on Legal Claim (Note 5)	-	-	-	55,682

NET LOSS FOR THE PERIOD	30,982	(73,298)	154,228	450,018

Deficit, Beginning of the Period	3,005,008	2,925,053	2,881,762	2,401,737

DEFICIT, END OF THE PERIOD	3,035,990	2,851,755	3,035,990	2,851,755

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (Note 4(b)(i))	14,596,545	24,392,906	14,596,545	24,392,906

BASIC AND DILUTED LOSS PER SHARE	0.00	(0.00)	0.01	0.02

The accompanying notes are an integral part of these interim consolidated financial statements

RAINCHIEF ENERGY INC.
Unaudited Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

NET LOSS FOR THE PERIOD	30,982	(73,298)	154,228	450,018

Other Comprehensive Income for the Period	-	-	-	-

COMPREHENSIVE LOSS FOR THE PERIOD	30,982	(73,298)	154,228	450,018

The accompanying notes are an integral part of these interim consolidated financial statements

RAINCHIEF ENERGY INC.
Unaudited Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$
Cash Provided BY (USED IN):

OPERATING ACTIVITIES
Net Loss for the Year	(30,982)	73,298	(154,228)	(450,018)

Non-Cash Items
Amortization	27	64	81	191
Stock based compensation	-	-	-	197,296
Investor relations expense	-	-	-	65,766
Consulting expense	-	-	-	17,538
Net (gain) on sale of subsidiaries	-	(114,962)		(114,962)

Changes in Non-Cash Working Capital Accounts
Accounts Receivable	-	23,952	-	11,050
GST and HST Recoverable	6,942	1,218	7,379	(8,953)
Inventory	-	17,939	-	19,479
Prepaid expenses	200	-	-	-
Accounts Payable and Accrued Liabilities	6,934	(160,753)	(37,662)	(108,829)

Cash used in operations	(16,879)	(159,244)	(184,430)	(371,442)

INVESTING ACTIVITIES
Disposal of Fixed Assets	-	(470)	-	(470)
Acquisition of Oil and Gas property	-	10,501	-	10,501

	-	10,031	-	10,031

FINANCING ACTIVITIES
Share capital subscribed	-	138,601	183,004	180,874
Advances from related parties	11,625	32,314	14,625	199,978

	11,625	170,915	197,629	380,852

INCREASE (DECREASE) IN CASH	(5,254)	1,640	13,199	(621)
Cash (Bank indebtedness), Beginning of the Period	7,467	(1,698)	(10,986)	563

Cash (Bank indebtedness), End of the Period	2,213	(58)	2,213	(58)

Supplemental cash flow information
Interest paid	-	430	-	1,003

The accompanying notes are an integral part of these interim consolidated financial statements

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. The Company changed its name from Black Diamond Brands Corporation to Rainchief Energy Inc. on November 21, 2008. The Company has no active operations and is currently analyzing project opportunities.

The Company carried on its oil and gas exploration, and wine and spirit distribution operations through its wholly-owned subsidiaries. During the year ended December 31, 2009, the Company disposed of its interests in these subsidiaries.

While these consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company continues to incur significant operating losses and has no current source of revenue. As at September 30, 2010, the Company has a consolidated deficit of $3,035,990 and a working capital deficiency of $147,559.

The Company’s ability to continue operations is uncertain and is dependent upon generating profitable operating, maintaining current financing obligations and obtaining new sources of financing. The outcome of these matters cannot be predicted at this time. Although the Company has arranged private placements of units raising gross proceeds of US$182,200 in 2010 (Note 7(b) and Note 8) and has been successful in obtaining financing in the past, there is no assurance that the Company will be successful with future financing ventures in light of the current economic climate.

These unaudited interim consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and principles as disclosed in the Company’s most recent audited annual financial statements. Accordingly, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009.

Certain items in the prior periods’ financial statements have been reclassified to conform to the financial statement presentation adopted in the current period. Such reclassifications are for presentation purposes only and have no effect on prior periods’ net loss and deficit.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Future Accounting Change – International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 01, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter ended March 31, 2011, with restatement of comparative information presented. The financial reporting impact of the transition to IFRS on the Company’s consolidated financial statements cannot be reasonably estimated at this time.

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian Dollars)

NOTE 3 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
September 30, 2010
Computer Equipment	3,890	3,743	147
Furniture and Equipment	1,656	1,443	213

	5,546	5,186	360

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
December 31, 2009
Computer Equipment	3,890	3,742	191
Furniture and Equipment	1,656	1,443	250

	5,546	5,105	441

NOTE 4 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

	Number of
	Common	Amount
	Shares	$

Balance, December 31, 2009	27,838,852	2,241,445

Consolidation of the Company’s share capital (i)	(25,044,944)	-
Post consolidation shares issued pursuant to a subscription agreement received before the consolidation of the Company’s shares (ii)	50,000	5,384

Balance, March 31, 2010	2,843,908	2,246,829

Post consolidation shares issued for settlement of debt (iii)	15,000,000	91,810
Post consolidation shares issued pursuant to a subscription agreement (iv)	9,110,000	183,004

Balance, September 30, 2010	26,953,908	2,521,643

(i)

On March 22, 2010, the Company consolidated its share capital in the ratio of 1 new common share for 10 common shares held. Prior periods presented have been retroactively adjusted to reflect this consolidation.

(ii)

On March 22, 2010, the Company issued 50,000 post-consolidation common shares at a price of US$0.10 per share. The gross proceeds of $5,384 (US$5,000) were received by the Company during the year ended December 31, 2009.

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian Dollars)

NOTE 4 – SHARE CAPITAL (continued)

(iii)

On May 19, 2010, pursuant to an agreement dated March 25, 2010, whereby certain related parties assigned debts owed by the Company to them totaling US$97,710 to other arm’s length parties (“Assigned Creditors”) for a nominal consideration of $10, the Company issued 15,000,000 post- consolidation common shares of the Company at a price of US$0.006514 per share in settlement of these debts.

(iv)

On May 21, 2010 the Company completed a private placement of 9,110,000 units, raising gross proceeds of $183,004 (US$182,000) at US$0.02 per unit. One unit comprises of one post- consolidation common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.02 per share for a period of one year

c)	Share Purchase Warrants

The Company has the following warrants outstanding which expire on March 22, 2011 and September 30, 2014:

		Weighted Average
	Number of	Exercise Price
	Warrants	US$
Balance, December 31, 2009	7,220,000	0.09
Reduction In share warrants following consolidation of the Company’s share capital (Note 4(b)(i)	(6,498,000)	-
Balance, March 22, 2010	722,000	0.91
Issued During the Period
Private Placement (Note 4(b)(ii))	50,000	1.00
Expired During the Period	(58,000)	1.00
Balance, March 31, 2010	714,000	0.91
Issued During the Period
Private Placement (Note 4(b)(iv))	9,110,000	0.02
Expired During the Period	(339,000)	1.00
Balance, June 30, 2010	9,485,000	0.22
Expired During the Period	(5,000)	1.00
Balance September 30, 2010	(9,480,000)	0.22

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian Dollars)

NOTE 5 – LEGAL CLAIM

The Company is the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff seeks damages in the amount of $60,750, claiming breach of a licensing agreement relating to the Company’s use of certain photographs the copyright to which is held by the plaintiff. The Company recorded a contingent liability for this amount as at December 31, 2009. The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit.

NOTE 6 – COMMITMENTS

On April 1, 2010, the Company entered into a contract with a shareholder for the provision of general consulting services for a period of six months at a cost of $3,000 per month. Upon the expiry of the initial term, the contract will be extended on a month to month basis until cancelled by either party.

NOTE 7 – RELATED PARTIES TRANSACTIONS

In addition to those transactions disclosed elsewhere in these consolidated financial statements, the Company has the following related party balances and transactions.

Balances due (to) related parties are unsecured, non-interest bearing and have no specific terms of repayment. The Company had the following amounts due (to) related parties as at September 30, 2010 and December 31, 2009:

	September 30,	December 31,
	2010	2009
	$	$

Due (to) a shareholder	(12,000)	-
Loan (from) a shareholder.
The loan is non-interest bearing, due on demand and has no fixed date of repayment.	(2,625)	-
Due (to) from Directors and Officers	-	(81,896)
Due to Companies with Common Directors and Officers	-	(4,414)
Due to a Person Related to the Directors and Officers	-	(5,500)

	(14,625)	(91,810)

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian Dollars)

NOTE 7 – RELATED PARTIES TRANSACTIONS (continued)

The Company had the following transactions with related parties for the three and nine month periods ended September 30, 2010 and 2009:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Consulting fees charged by an Officer of the Company	9,000	-	76,261	-
Consulting fees charged by a shareholder of the Company	9,000	-	18,320	-
Management fees charged by Officers of the Company for management, administration, supervision and company development services	-	32,997	-	105,345

	18,000	32,997	94,581	105,345

All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the fair value established and agreed to by the related parties.

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian Dollars)

NOTE 8 – SEGMENTED INFORMATION

Prior to the sale of its operating subsidiaries in 2009, the Company had operations in two business segments: oil and gas exploration in the Province of Alberta, Canada, and wine and spirit distribution in the Province of British Columbia, Canada and the United States.

					Wine and
			Oil and Gas		Spirit
	Total		Exploration		Distribution		Corporate
Three months ended September 30,	2010	2009	2010	2009	2010	2009	2010	2009
	$	$	$	$	$	$	$	$
Sales	-	1,384	-	-	-	1,384	-	-
Gross Profit (Loss)	-	(967)	-	-	-	-967	-	-
Amortization	27	64	-	-	-	28	27	36
Capital Expenditures	-	10,501	-	10,501	-	-	-	-

					Wine and
			Oil and Gas		Spirit
	Total		Exploration		Distribution		Corporate
Nine months ended September 30,	2010	2009	2010	2009	2010	2009	2010	2009
	$	$	$	$	$	$	$	$
Sales	-	3,838	-	-	-	3,838	-	-
Gross Profit (Loss)	-	597	-	-	-	597	-	-
Amortization	81	191	-	-	-	83	81	108
Capital Expenditures	-	10,501	-	10,501	-	-	-	-
Total Assets	-	33,785	-	10,501	-	-	-	23,284

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian Dollars)

NOTE 9 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e)	Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at September 30, 2010, the Company had the following financial instruments in U.S. dollars:

US$
Cash	526
Accounts Payable and Accrued Liabilities	(32,633)
(32,107)

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian Dollars)

NOTE 10 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at September 30, 2010 totalled $2,521,643 (December 31, 2009 - $2,241,445). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at September 30, 2010 the Company had a working capital deficiency of $147,559. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the period ended September 30, 2010.

NOTE 11 – SUBSEQUENT EVENT

Private placement
On October 6, 2010 the Company completed a non brokered private placement of 500,000 units for total amount of US$20,000. Each unit is priced at $0.04 and is comprised of one common share and one non-transferable share purchase warrant. Each one warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of US$0.04 for a period of five years.

Proposed acquisition of Jaydoc Capital Corporation
On October 28, 2010 the Company entered into an agreement whereby it proposed to purchase 100% of the issued and outstanding share capital of Jaydoc Capital Corporation (Jaydoc). The purchase consideration will be settled by the issuance of 4,000,000 common shares of the Company to the shareholders of Jaydoc, subject to the provisions of Rule 144 of the US Securities and Exchange Commission. In addition, the Company will place a further 6,000,000 common shares in escrow (the Escrow Shares), to be released to the shareholders of Jaydoc on the basis of 300,000 shares for each megawatt of solar powered generating capacity brought into commercial operation in excess of an initial 20 megawatts. Concurrent with each release of the Escrow Shares the Company will issue an equivalent number of warrants to the shareholders of Jaydoc. Each warrant will entitle the owner to purchase one common share of the company at a price of $0.02 per share and will expire five years from the date of issue. The Escrow Shares will become eligible to vote on an as-earned basis and all Escrow Shares not released within ten years of the date of closing will be cancelled. The agreement is subject to further due diligence by the Board and no final definitive agreement has been reached as of the date of this filing.

Appointment of a director
On November 9, 2010 Mr. Robin Lecky was appointed a director of the Company.